Onconetix, Inc.

201 E. Fifth Street, Suite 1900

Cincinnati, OH 45202

VIA EDGAR

November 12, 2024

U.S. Securities and Exchange Commission

Office of Life Sciences

Washington, D.C. 20549

Attn: Joshua Gorsky, Tim Buchmiller

Re:	Onconetix, Inc.
Registration Statement on Form S-1
Filed November 1, 2024
File No. 333-282958

Ladies and Gentleman,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Onconetix, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, November 12, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Ralph Schiess
By: Ralph Schiess
Title: Interim Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP